Exhibit 99.1

ASX, Nasdaq and Media Release

17 July 2024

Opthea Welcomes International Retina Thought Leaders to
Join Its Medical Advisory Board

Dr. Arshad Khanani to chair the newly formed Medical Advisory Board

Melbourne, Australia, and Princeton, NJ, July 17, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounces the formation of its Medical Advisory Board (“MAB”) composed of 10 retina thought leaders from countries around the world including the US, Argentina, Australia, China, France, Germany, and Israel.

Chaired by Arshad M. Khanani, MD, MA, FASRS, Chief Medical Advisor of Opthea, the MAB’s role is to advise the Company on opportunities to address the unmet medical needs of patients with retinal diseases and to inform the Company’s development efforts, such as the sozinibercept clinical program in wet AMD.

“We appreciate the support from world-renowned experts in retinal diseases to advise us on the short- and long-term strategic direction of our pipeline and development efforts,” said Frederic Guerard, PharmD, Chief Executive Officer of Opthea. “Our vision is to help people with retinal diseases see better by advancing bold therapeutic innovations and inspiring transformation within the global retinal community. Opthea’s new Medical Advisory Board will be a valuable resource for our team to learn from the scientific insights and clinical practice of the appointed retinal experts.”

The formation of the MAB comes at a crucial stage for the Company as it prepares for Phase 3 topline data read-out of its two pivotal trials of sozinibercept in wet AMD (COAST in early Q2 calendar year 2025 and ShORE in mid-calendar year 2025) and continues to advance BLA and go-to-market preparations.

Opthea’s newly formed MAB consists of the following members:

David S. Boyer, MD, is a Board-certified ophthalmologist specializing in the treatment of diseases of the retina and vitreous, and a leading clinical researcher for new treatments in macular degeneration and diabetic macular edema. He is Senior Partner at the Retina-Vitreous Associates Medical Group, and an Adjunct Clinical Professor of Ophthalmology with the University of Southern California/Keck School of Medicine in Los Angeles, California.

Andrew Chang, AM, MBBS (Hons), PhD FRANZCO, FRACS, is a vitreoretinal surgeon and ophthalmologist. He holds academic appointments of Conjoint Professor of the Department of Surgery UNSW and Clinical Associate Professor at the University of Sydney. He is a consultant ophthalmologist and the Head of Ophthalmology at the Sydney Eye Hospital, and the Medical Director of Sydney Retina Clinic, Australia.

Frank G. Holz, MD, FEBO, FARVO, is Professor and Chairman of the Department of Ophthalmology at the University of Bonn, Germany. His main research interests include the pathogenesis, structural and functional biomarkers and new therapies for macular and retinal diseases. His major clinical interest is medical and surgical retina. He also founded the GRADE Reading Center as well as the Medical Imaging Center Bonn (MIB), with a focus on innovative retinal imaging technologies and image analysis strategies.

Anat Loewenstein, MD, MHA, is Professor and Director of the Division of Ophthalmology at the Tel Aviv Medical Center, VP Ambulatory Services at the Tel Aviv Medical Center, Sidney Fox Chair of Ophthalmology at the Sackler Faculty of Medicine at Tel Aviv University, Israel, and President of EURETINA. Her main field of interest is the investigation of drug administration and toxicity to the retina, early detection of macular degeneration and home monitoring of retinal disease.

Dante Pieramici, MD, is a Managing Partner at California Retina Consultants and a member of the Medical Leadership Board of the Retina Consultants of America. As the Medical Director of Clinical Research at California Retina Consultants, he has served as a principal or sub-investigator in over 100 clinical trials. He has also served as an advisor to multiple pharmaceutical companies, helping design and evaluate clinical trials, and has served on several data and safety monitoring committees.

Carl Regillo, MD,is the Director of the Retina Service Unit of Wills Eye Hospital in Philadelphia, Professor of Ophthalmology at Thomas Jefferson University School of Medicine, as well as founder and former Director of the Wills Eye Clinical Retina Research Unit. As the principal Investigator of numerous international clinical trials, he investigates new forms of treatment for macular degeneration, diabetic retinopathy, and a variety of other retinal conditions.

Patricio G. Schlottmann, MD, is Ophthalmology Director and Retina Specialist at the Medical University, as well as Head of Clinical Research at the Charles Research Center of Ophthalmology, Buenos Aires, Argentina. He is also a Professor of the Evidence-Based Medicine Advanced Course in Ophthalmology at the University of Buenos Aires and the Course Director for OCT and Images of the Argentina Society of Ophthalmology. He has served as the principal investigator for several landmark retina trials.

Tien Y Wong, MD, PhD, is a practicing retinal specialist with a research portfolio on retinal diseases, ocular imaging, artificial intelligence (AI) and digital technology. He serves as Chair Professor and the Founding Head of Tsinghua Medicine at Tsinghua University, Beijing, China. Professor Wong also serves as an advisor to the Singapore Health Services and the Singapore National Eye Center, one of the largest eye-care hospitals globally.

Eric Souied MD, PhD, is the Head of the Ophthalmology Department at the Intercommunal Hospital of Créteil and Henri Mondor Hospital. He is also Professor of Ophthalmology at the University of Paris-Est Creteil. His main areas of expertise are medical retina, including AMD, inherited macular and retinal dystrophies, as well as retinal and cataract surgery. He is recognized as the leading international expert in the field of exudative AMD.

Learn more about the MAB on Opthea’s website: https://opthea.com/company/

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration(wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the anticipated sozinibercept topline data for the two Phase 3 pivotal trials in wet AMD, COAST in early Q2 and ShORE in mid-calendar year 2025, and the Company’s continued efforts to advance its BLA preparations for FDA approval. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Fred Guerard, PharmD, CEO, Opthea

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